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04016496

SECURITIE... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 WASH, D.C. MAIL PROCESSING SECTION 158

SEC FILE NUMBER
8- 51250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Arrow Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 Westchester Avenue Ste. 203
(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven G. Rubenstein 914-251-1086
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendlowitz Weitsen, LLP, CPAs
(Name – *if individual, state last, first, middle name*)

K-2 Brier Hill Court	East Brunswick,	NJ	08816-3341
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/...

OATH OR AFFIRMATION

I, Steven G. Rubenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrow Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

LOUIS M. RUSSO
Notary Public, State of New York
No. 01RU3408145
Qualified in Westchester County
Term Expires February 28, 2006

February 25, 2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARROW INVESTMENTS, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

ARROW INVESTMENTS, INC.

CONTENTS

DECEMBER 31, 2003

Mendlowitz Weitsen, LLP, CPAs
K2 Brier Hill Court, East Brunswick, NJ 08816-3341
Tel: 732.613.9700 Fax: 732.613.9705 E-mail: mw@MWLLP.com
www.mwllp.com

INDEPENDENT AUDITOR'S REPORT

ARROW INVESTMENTS, INC.
Purchase, New York

We have audited the accompanying statements of financial condition of **ARROW INVESTMENTS, INC.** (an S corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ARROW INVESTMENTS, INC.** as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendlowitz Weitsen, LLP

MENDLOWITZ WEITSEN, LLP

East Brunswick, New Jersey
February 12, 2003

ARROW INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash	$ 25,116	$ 58,579
Accounts receivable	4,000	667
Investments-warrants, at cost	3,300	3,300
Prepaid expenses	7,000	6,200
Furniture and equipment, net	438	1,188
	$ 39,854	$ 69,934
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Income taxes payable	$ 100	$ 19
Unearned revenue	1,333	-
Total liabilities	1,433	19
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding	1	1
Paid in capital	30,449	26,249
Retained earnings	7,971	43,665
Total stockholders' equity	38,421	69,915
	$ 39,854	$ 69,934

FS03

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Service fees	$ 16,743	$ 218,326
EXPENSES		
Management fees	38,000	114,100
Sub-agent fees and expenses	-	50,000
Licenses and regulatory fees	8,982	1,747
Insurance	380	362
Bank charges	25	127
Travel	-	21,999
Depreciation	750	750
Professional fees	1,200	-
Rent	1,200	-
Salary	1,500	-
Telephone	300	-
Total expenses	52,337	189,085
INCOME (LOSS) FROM OPERATIONS	(35,594)	29,241
PROVISION FOR INCOME TAXES	100	453
NET INCOME (LOSS)	$ (35,694)	$ 28,788

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2003 and 2002

	Common Stock		Paid in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2001	80	$ 1	$ 26,249	$ 14,877	$ 41,127
ADDITIONAL CAPITAL					
NET INCOME				28,788	28,788
BALANCE, December 31, 2002	80	$ 1	$ 26,249	$ 43,665	$ 69,915
ADDITIONAL CAPITAL			4,200		4,200
NET LOSS				(35,694)	(35,694)
BALANCE, December 31, 2003	80	$ 1	$ 30,449	$ 7,971	$ 38,421

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (35,694)	$ 28,788
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	750	750
Changes in assets and liabilities		
(Increase) in		
Accounts receivable	(3,333)	(667)
Prepaid expenses	(800)	(1,200)
Increase (decrease) in		
Accrued expenses	-	(24,247)
Due to affiliate		(800)
Income taxes payable	81	(81)
Unearned revenue	1,333	-
Net cash provided (used) by operating activities	(37,663)	2,543
CASH FLOWS FROM INVESTING ACTIVITIES		
Additional paid in capital	4,200	-
Net cash provided by investing activities	4,200	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(33,463)	2,543
CASH, beginning	58,579	56,036
CASH, end	$ 25,116	$ 58,579
SUPPLEMENTAL DISCLOSURES FOR CASH FLOWS		
Cash paid for:		
Taxes	$ 19	$ 434

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

ARROW INVESTMENTS, INC. ("the Company") was incorporated in June 1998 in the State of New York, and operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Its customers are located throughout the United States.

Furniture and equipment

Equipment is carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of 5 years.

Expenditures for major renewals and betterments, which extend the useful lives of furniture and equipment are capitalized.

Depreciation for the years ended December 31, 2003 and 2002 was $750 per year.

Investments – warrants

The Company invested in warrants issued by NASD Stock Market, Inc. The investments are carried at cost. The cost approximates market value.

Revenue recognition

The Company receives commissions for placing orders with mutual funds for their clients as well as acting as a Placement Agent for private equity offerings. During 2003 and 2002, the Company had earned commissions of $8,743 and $7,656, respectively and received retainer fees of $8,000 and $210,670, respectively. These retainer fees have been included in income.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes. The accompanying provision for income taxes

represents a New York State corporation minimum tax surcharge.

As of December 31, 2003, the Company has a net operating loss carryforward for state income tax purposes of $35,694 available to offset future taxable income. Management believes that a valuation allowance equal to the deferred tax asset was necessary since they will not generate any future tax benefit from this net operating loss. This carryforward will expire in 2010, unless utilized sooner.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $23,684 and $58,560, respectively. These amounts were in excess of their required net capital of $5,000 by $18,684 in 2003 and $53,560 in 2002. The Company's aggregate indebtedness to net capital ratio for 2003 and 2002 were .0608 to 1 and .0003 to 1, respectively.

NOTE 3 - REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

NOTE 4 - CONCENTRATIONS

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings

ARROW INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

may fluctuate significantly from year to year.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company paid $38,000 in 2003 and $114,100 in 2002 as a management fee to another organization that has shareholders of common interest. The Company has an expense sharing agreement with the related organization (See Note 7). Total expense reimbursement paid to this related organization was $4,200 in 2003.

NOTE 6 - FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company's overhead expenses have been paid by the related organization. There is an agreement between the related parties and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the affiliate pay certain expenses on behalf of the Company. These expenses are billed directly to the affiliate by the vendors. The Company has no obligation, direct or indirect, to compensate the affiliate or any third party.

NOTE 8 – INCOME TAXES

Income tax expense consists of the following:

	2003	2002
Current - State	$ 100	$ 100
Overaccrual of prior year - State	-	(81)
Underaccrual of prior year - City	-	434
	$ 100	$ 453

ARROW INVESTMENTS, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Years Ended December 31, 2003 and 2002

	2003	2002
NET CAPITAL		
Total stockholders' equity	$ 38,421	$ 69,915
Deductions and/or charges		
Nonallowable assets		
Accounts receivable	(4,000)	(667)
Investments - warrants	(3,300)	(3,300)
Prepaid expenses	(7,000)	(6,200)
Furniture and equipment	(438)	(1,188)
Net capital	$ 23,684	$ 58,561
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Income taxes payable	$ 100	$ 19
Unearned revenue	1,333	-
Total aggregate indebtedness	$ 1,433	$ 19
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under rule 15c3-1(a)(1)(i)	$ 1	$ 1
Minimum net capital under rule 15c3-1(a)(2)(i)	$ 5,000	$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i)]	$ 5,000	$ 5,000
EXCESS NET CAPITAL AT STANDARD MINIMUM	$ 18,684	$ 53,561
EXCESS NET CAPITAL AT 1500%	$ 23,588	$ 58,559
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0608 to 1	.0003 to 1

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
Years Ended December 31, 2003 and 2002

	2003	2002
Reconciliation with company's computation (included in Part II of Form X-17a-5 as of December 31, 2003 and 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 25,117	$ 58,579
Adjustment to provision for income taxes	(100)	(19)
Adjustment to provision for unearned revenue	(1,333)	-
	(1,433)	(19)
Net capital per audited financial statements	$ 23,684	$ 58,560

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

Schedule not required

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

The report is not applicable

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
SUPPLEMENTARY REPORT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

The report is not applicable

SUPPLEMENTARY INFORMATION

Mendlowitz Weitsen, LLP, CPAs
K2 Brier Hill Court, East Brunswick, NJ 08816-3341
Tel: 732.613.9700 Fax: 732.613.9705 E-mail: mw@MWLLP.com
www.mwllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

ARROW INVESTMENTS, INC.
Purchase, New York

In planning and performing our audits of the financial statements and supplementary schedules of **ARROW INVESTMENTS, INC.** ("the Company"), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

> Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
>
> Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
>
> Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
>
> Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in

conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Mendlowitz Weitsen, LLP

MENDLOWITZ WEITSEN, LLP

East Brunswick, New Jersey
February 12, 2003

FS03